September 21, 2023

VIA EDGAR

Mr. John Hodgin, Petroleum Engineer

Mr. Brad Skinner, Office Chief

Division of Corporate Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Staff of the Division of Corporate Finance, Office of Energy & Transportation

Re: Vista Energy, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 24, 2023

File No. 001-39000

Dear Mr. Hodgin and Mr. Skinner:

By letter delivered September 8, 2023, you provided comments of the staff of the Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 24, 2023 (the “Form 20-F”) by Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”). The Company is submitting herewith via EDGAR responses to the Staff’s comments.

For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Presentation of Information

Measurements, Oil and Natural Gas Terms and Other Data, page 6

1.

Please expand the information relating to oil and natural gas measured as barrels of oil equivalent (“boe”) to additionally provide the factor for converting your natural gas volumes disclosed in cubic feet to equivalent barrels of oil (e.g., the number of cubic feet of gas per barrel of oil equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and in response, we respectfully advise the Staff that we will expand our disclosure in our future filings with the information set forth below under the section “Presentation of Information—Measurements, Oil and Natural Gas Terms and Other Data.”

Office of Energy & Transportation

September 21, 2023

“boe” means one barrel of oil equivalent, which equals approximately 158.9873 cubic meters of natural gas and 5,614.5841 cubic feet of natural gas.

Business Overview

Reserves, page 67

2.

Please modify the tabular presentations of your proved developed and proved undeveloped reserves provided on page 68 to additionally provide your net gas quantities (consumption plus natural gas sales) expressed in terms of cubic feet of natural gas, e.g., as Bcf. Also modify your presentations to include separate disclosure of the net quantities of your reserves by individual country, e.g., disclose and clearly identify the reserves attributable to Argentina and to Mexico. Please provide us with an illustration of your proposed disclosure revisions. Refer to the requirements in Item 1201(d) and the illustration in Item 1202(a)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and in response, we propose to modify the tabular presentations of our proved developed and proved undeveloped reserves in our future filings as set forth in the illustration below under the section “Item 4. Information on the Company—Business Overview—Oil and Natural Gas Reserves.”

Oil and Natural Gas Reserves

Reserves

[…]

The following table sets forth summary information about the oil and natural gas net proved developed and undeveloped reserves of the assets we own in Argentina and Mexico as of December 31, 2022. The proved developed and undeveloped reserves estimates included below were calculated at their respective working interest percentages.

Office of Energy & Transportation

September 21, 2023

	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (MMboe)	Consumption plus natural gas sales(2) (Bcf)	Total proved reserves (MMboe)	% Oil
Net Proved developed:	68.5	17.7	99.3	86.2	79%
Argentina	68.3	17.7	99.2	86.0	79%
Mexico	0.2	0.0	0.1	0.2	93%
Net Proved undeveloped:	139.5	25.9	145.6	165.4	84%
Argentina	136.8	24.9	139.7	161.7	85%
Mexico	2.7	1.1	5.9	3.8	72%
Total Net Proved	208.0	43.6	244.9	251.6	83%
Argentina	205.1	42.5	238.9	247.7	83%
Mexico	2.9	1.1	6.0	4.0	73%

Total figures may not add up due to rounding.

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2022.

(2)	Natural gas consumption represented 11% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2022.

As of December 31, 2022, the oil and gas proved reserves of the assets we own (developed and undeveloped) totaled 251.6 MMboe (208.0 MMbbl of oil, condensate and NGL and 244.9 Bncf, or 43.6 MMboe of gas). Proved undeveloped reserves of crude oil, condensate and NGL represented 66% of our total proved reserves.

Office of Energy & Transportation

September 21, 2023

	Total Proved Developed				Total Proved Undeveloped				Total Proved
	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved developed reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved undeveloped reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved reserves
	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)
Argentina:
Bajada del Palo Oeste	47.2	11.1	62.2	58.3	108.7	19.5	109.5	128.2	155.9	30.6	171.7	186.4
Bajada del Palo Este	3.9	1.5	8.5	5.4	2.8	0.3	1.8	3.1	6.7	1.8	10.2	8.5
Charco del Palenque	0.6	0.1	0.5	0.7	0.0	0.0	0.0	0.0	0.6	0.1	0.5	0.7
Coirón Amargo Norte	0.6	0.2	1.0	0.8	0.0	0.0	0.0	0.0	0.6	0.2	1.0	0.8
Entre Lomas Rio Negro	3.3	1.7	9.4	5.0	0.4	0.5	3.1	1.0	3.7	2.2	12.5	6.0
Entre Lomas Neuquén	1.1	0.4	2.3	1.5	0.0	0.0	0.0	0.0	1.1	0.4	2.3	1.5
Jagüel de los Machos	2.0	0.5	3.1	2.6	0.1	0.0	0.1	0.1	2.1	0.6	3.2	2.7
Jarilla Quemada	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
25 de Mayo–Medanito	2.7	0.2	1.2	2.9	0.1	0.0	0.0	0.1	2.8	0.2	1.2	3.0
Acambuco	0.1	0.6	3.3	0.7	0.0	0.0	0.0	0.0	0.1	0.6	3.3	0.7
Aguada Federal	6.8	1.4	7.8	8.2	24.7	4.5	25.1	29.2	31.5	5.9	33.0	37.4
Bandurria Norte	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Argentina Subtotal	68.3	17.7	99.2	86.0	136.8	24.9	139.7	161.7	205.1	42.5	238.9	247.7

Mexico:
CS-01	0.2	0.0	0.1	0.2	2.7	1.1	5.9	3.8	2.9	1.1	6.0	4.0
Mexico Subtotal	0.2	0.0	0.1	0.2	2.7	1.1	5.9	3.8	2.9	1.1	6.0	4.0

Total	68.5	17.7	99.3	86.2	139.5	25.9	145.6	165.4	208.0	43.6	244.9	251.6

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2022.

(2)	Natural gas consumption represented 11% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2022.

3.

Please expand your disclosure to include a reconciliation and accompanying explanation of the material changes that occurred in proved undeveloped reserves during the year ended December 31, 2022. Your discussion should separately identify and quantify the net change attributable to each of the individual items, such as revisions, extensions and discoveries, transfers through conversion of reserves to developed status, sales and acquisitions, that contributed to the overall change in the net quantities of your proved undeveloped reserves. To the extent that two or more unrelated factors are combined to arrive at the overall change for an individual item, your disclosure should separately identify and quantify each individual factor, including offsetting factors, that contributed to the change so that the change in net reserve quantities that occurred between December 31, 2021 and December 31, 2022 is fully explained.

Office of Energy & Transportation

September 21, 2023

The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan, as applicable.

Please note that you may disclose the changes in the net quantities of your proved undeveloped reserves by individual product of oil and natural gas or alternatively in terms of barrels of oil equivalent, e.g., “total all products” consistent with the guidance and example shown in FASB ASC 932-235-55-2 relating to the disclosure of the changes that occurred in total proved reserves. Please provide us with an illustration of your proposed disclosure revisions.

Refer to Item 1203(b) of Regulation S-K and your responses to prior comment 1 in the letters dated September 28 and October 16, 2020 regarding disclosure in your Form 20-F for the year ended December 31, 2019.

Response: We acknowledge the Staff’s comment, and in response, we propose to expand the disclosure in our future filings as set forth in the illustration below under the section “Item 4. Information on the Company—Business Overview—Oil and Natural Gas Reserves.”

Changes in our proved undeveloped reserves during 2022

As of December 31, 2022, we had an estimated volume of proved undeveloped reserves of 165.4 million barrels of oil equivalent (MMboe). This compares to an estimate of proved undeveloped reserves of 116.9 MMboe as of December 31, 2021. The total increase of 48.5 MMboe (41.4 MMbbl of crude oil, condensate and NGL and 40.2 Bcf of natural gas) in proved undeveloped reserves in 2022 is attributable to:

Argentina:

•

an increase of 41.48 MMbbl of crude oil, condensate and NGL and 40.45 Bcf of natural gas due to extensions and discoveries, mainly related to (a) the drilling of 13 wells (4 pads) targeting the Vaca Muerta formation in the Bajada del Palo Oeste concession (+14.08 MMbbl, +13.91 Bcf); (b) the drilling of two wells (one pad) in the Bajada del Palo Este concession (+2.71 MMbbl, +1.39 Bcf) and (c) the drilling of 28 wells (13 pads) in the Aguada Federal concession (+24.69 MMbbl, +25.15 Bcf);

•

a decrease of 3.43 MMbbl of crude oil, condensate and NGL and 3.48 Bcf of natural gas due to the conversion of proved undeveloped reserves to proved developed reserves as a result of the drilling of one undeveloped pad (four wells) targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession in association with Trafigura;

•	an increase of 1.65 MMbbl of crude oil, condensate and NGL and 1.24 Bcf of natural gas due to the following revisions to previous estimates:

•

an increase of 0.87 MMbbl of crude oil, condensate and NGL and 1.00 Bcf of natural gas due to a higher than expected performance in the unconventional Bajada del Palo Oeste concession, resulting from a lateral length adjustment with no changes in the type curve profile on a per foot basis;

•	an increase of 0.58 MMbbl of crude oil, condensate and NGL and 0.96 Bcf of natural gas due to higher crude oil average prices and higher natural gas prices, respectively;

•

an increase of 0.21 MMbbl of crude oil, condensate and NGL and a decrease of 0.71 Bcf of natural gas due to changes to the development plan, including (a) an increase of 0.31 MMbbl of crude oil, condensate and NGL and 1.34 Bcf of natural gas in the Entre Lomas Rio Negro concession due to

Office of Energy & Transportation

September 21, 2023

the addition of a well in the Charco Bayo oilfield targeting the Tordillo and Punta Rosada formations; (b) an increase of 0.12 MMbbl of crude oil, condensate and NGL and 0.13 Bcf of natural gas due to the addition of two wells and two workovers in the Jagüel de los Machos block and (c) an increase of 0.05 MMbbl of crude oil, condensate and NGL and 0.02 Bcf of natural gas due to minor changes in activity in the 25 de Mayo-Medanito block. These upward revisions to previous estimates due to changes to the development plan were partially offset by a decrease of 0.28 MMbbl of crude oil, condensate and NGL, and totally offset by a decrease 2.21 Bcf of natural gas in the Bajada del Palo Oeste concession resulting from the removal of two wells targeting the Lotena conventional formation;

•

an increase of 6.94 MMbbl of crude oil, condensate and NGL and 6.99 Bcf of natural gas due to the addition of four wells as proved undeveloped reserves in the Bajada del Palo Oeste concession (previously unproved reserves), partially offset by a decrease of 4.94 MMbbl of crude oil, condensate and NGL and 4.99 Bcf of natural gas due to the impact on reserves resulting from the un-incorporated joint venture and investment agreement entered into with Trafigura on October 11, 2022.

Mexico:

•	a decrease of 0.34 MMbbl of crude oil, condensate and NGL and 0.02 Bcf of natural gas due to an adjustment of the type curve after the Vernet-1001 well result.

Productive Wells, page 72

4.

Please expand your disclosure of productive wells, present activities and drilling activities to additionally include non-operated wells, if any. Also clarify your disclosure to indicate that the number of wells shown under the sections “Present Activities” and “Drilling Activities” represent net wells, if true. Refer to the disclosure requirements in Items 1205, 1206 and 1208 and the definition of a net well in Item 1208(c)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and in response, we clarify that the wells information shown under the sections “Productive Wells”, “Present Activities” and “Drilling Activities” does not include any non-operated wells. Our only non-operated concession is Acambuco, in which we hold a 1.5% working interest. As of December 31, 2022, Acambuco had a total of five productive wells (representing five gross wells and zero net wells for the Company). During the year ended December 31, 2022, we did not participate in any drilling activities in Acambuco. Further, we respectfully note that the wells presented in tabular format under the section “Present Activities” are already broken down between gross wells and net wells.

We propose to modify and expand the disclosure in future filings (i) to clarify that the number of wells shown does not include any non-operated wells and (ii) to reflect the number of net wells under “Drilling Activities,” as set forth below.

Productive Wells

As of December 31, 2022, our total gross and net operated productive wells in Argentina and Mexico were as follows. The table includes the total gross and net operated productive wells by us and our subsidiaries. We did not drill any exploratory wells during 2022.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	1,079	1,074	70	70	1,149	1,144
Mexico	9	9	0	0	9	9

Office of Energy & Transportation

September 21, 2023

Figures are approximate amounts.

The wells set forth above are located in concessions that we operate. Our only non-operated concession is Acambuco, where we hold a 1.5% working interest. As of December 31, 2022, Acambuco had a total of five productive wells (representing five gross wells and zero net wells for the Company).

[…]

Present Activities

The following table shows the number of wells in Argentina and Mexico that are in the process of being drilled or are in active completion stages, and the number of wells suspended or waiting on completion as of December 31, 2022. For more information on our present activities, see “Item 4—Information on the Company—History and Development of the Company—Oil and Natural Gas Reserves Production—Drilling Activities.”

	Wells in process of being drilled or in active completion in Argentina	Wells in process of being drilled or in active completion in Mexico
Oil wells
Gross	13	0
Net	11	0
Gas wells
Gross	0	0
Net	0	0

The wells set forth above are located in concessions that we operate. Our only non-operated concession is Acambuco, where we hold a 1.5% working interest. As of December 31, 2022, we were not in the process of drilling or in any active completion stages in Acambuco.

[…]

Drilling Activities

As of the date of this annual report, all of our drilling activities are concentrated in Argentina and Mexico.

During the year ended December 31, 2022, we drilled and completed 26 net wells and performed five workovers. Among the drilled and completed wells, 24 new net wells targeted oil-weighted formations, whereas 2 net wells targeted gas formations.

During the year ended December 31, 2022, we invested US$540.0 million, of which US$361.6 million correspond to our Vaca Muerta development, where we completed 26 new net wells during the year. Capital expenditures in conventional drilling and workover activities were US$12.5 million and capital expenditures in associated facilities and others totaled US$165.9 million.

During the year ended December 31, 2021, we invested US$324.1 million, of which US$220.0 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our 4-well pads BPO-6, BPO-7 and drilled and completed pads BPO-8, BPO-9 and BPO-10. Capital expenditures in conventional drilling and workover activities were US$26.9 million and capital expenditures in associated facilities and others totaled US$77.2 million.

Office of Energy & Transportation

September 21, 2023

During the year ended December 31, 2020, we invested US$225.9 million, of which US$177.1 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our 4-well pads BPO-3, BPO-4 and BPO-5, drilled pads BPO-6 and BPO-7 and performed one workover. Capital expenditures in the construction of associated facilities, studies, the CASO concession capital expenditures and others were US$21.8 million. Capital expenditures in conventional drilling and workover activities were US$4.8 million, which mainly corresponds to the drilling of four conventional wells tied-in during the first quarter of 2021. Capital expenditures related to the conventional production in associated facilities, studies and others totaled US$22.2 million.

The tables below set forth the number of net wells drilled by us in each of the last three years, by type (development or exploratory) and productivity (productive or dry). We are the operator in all the concessions in which we hold an interest except Acambuco, where we hold a 1.5% working interest. During the year ended December 31, 2022, we did not participate in any drilling activities in Acambuco.

Argentina

For the Year Ended December 31,	Oil development net well - productive	Gas development net well - productive	Oil development net well - dry	Gas development net well -dry	Exploratory net well - productive	Exploratory net well - dry
2020	24	0	0	0	0	0
2021	21	3	0	0	0	0
2022	24	2	0	0	0	0

Mexico

For the Year Ended December 31,	Oil development net well - productive	Gas development net well - productive	Oil development net well - dry	Gas development net well -dry	Exploratory net well - productive	Exploratory net well - dry
2020	0	0	0	0	0	0
2021	0	0	0	0	1	0
2022	0	0	0	0	0	0

Production, page 73

5.

Please expand your disclosure of production for each of the last three fiscal years shown on pages 73 and 119 to provide the comparable information relating to your assets in Mexico. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and in response, in our future filings we will expand the disclosure of production for each of the last three fiscal years to also provide the comparable information relating to our assets in Mexico, as set forth below.

Office of Energy & Transportation

September 21, 2023

Production

The following tables set forth information on our oil and natural gas production volumes in Argentina and Mexico for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

					Production for the year ended December 31, 2022		Production for the year ended December 31, 2021
Block	Working interest		Operator		Oil(1) (in thousands barrels)	Natural gas sales(2) (in millions of cubic feet)	Oil(1) (in thousands barrels)	Natural gas sales(2) (in millions of cubic feet)
Neuquina Basin
Bajada del Palo Oeste	100%		Vista		9,631.42	10,215.23	7,609.03	9,749.30
Entre Lomas Río Negro	100	%(7)	Vista	(7)	990.52	1,483.85	852.00	1,842.81
Jagüel de los Machos	100	%(7)	Vista	(7)	811.20	1,407.85	857.14	1,570.18
25 de Mayo-Medanito	100	%(7)	Vista	(7)	829.10	414.39	879.57	440.04
Entre Lomas Neuquén	100	%(7)	Vista	(7)	374.04	1,035.63	401.05	994.69
Bajada del Palo Este	100	%(7)	Vista		928.21	812.97	152.46	896.68
Coirón Amargo Norte	86.4%		Vista		77.10	15.73	95.22	6.25
Jarilla Quemada(3)	100	%(7)	Vista	(7)	78.45	123.56	88.85	423.64
Coirón Amargo Sur Oeste	—	(4)	Shell		—	—	6.02	2.82
Águila Mora	90%		Vista		—	—	—	—
Charco del Palenque(3)	100	%(7)	Vista	(7)	—	—	—	—
Aguada Federal	100	%(5)	Vista		899.48	662.04	35.96	23.43
Bandurria Norte	100	%(5)	Vista		—	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este	—	(6)	Alianza Petrolera		—	—	—	—
Noroeste Basin
Acambuco	1.5%		Pan American Energy		5.94	258.91	6.77	281.35
Mexico
CS-01	100	%(8)	Vista		167.19	31.39	94.59	14.73
A-10	—	(8)	Pantera		—	—	—	171.25
TM-01	—	(8)	Jaguar		—	—	2.53	—

1)	Oil production is comprised of production of crude oil, condensate and natural gasoline.
2)	Natural gas production excludes natural gas consumption.
3)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
4)	Fully divested 10% working interest to Shell. The effective date of the transaction is April 1, 2021.
5)

Acquired 50% working interest in Aguada Federal and Bandurria Norte concessions on September 16, 2021. Acquired an additional 50% working interest in Aguada Federal and Bandurria Norte concessions on January 17, 2022.

6)	The 25-year term of the SRDE exploitation concession, with 16.9% working interest, expired on March 21, 2021, and Vista decided not to request the 10-year extension filed by the operator.
7)

Assets transferred to Aconcagua, effective on March 1, 2023. After such date, Aconcagua remains the operator of the transferred assets and Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

8)

In August 2021, we announced an asset transfer whereby, through one of our subsidiaries, we (i) increased our interest in operated block CS-01 to 100%, and (ii) divested our entire interest in blocks TM-01 and A-10 in favor of Jaguar and Pantera, respectively.

Office of Energy & Transportation

September 21, 2023

	Production for the year ended December 31, 2020
Block	Crude oil(1) (in thousands of barrels)	Natural gas(2) (in millions of cubic feet)
Neuquina Basin
Bajada del Palo Oeste	3,055.30	7,675.40
Entre Lomas Río Negro	985.2	3,244.00
Jagüel de los Machos	939.4	1,743.90
25 de Mayo-Medanito	938.1	321.5
Entre Lomas Neuquén	351	466.1
Bajada del Palo Este	158.8	1,003.10
Coirón Amargo Norte	94.6	73.6
Jarilla Quemada(3)	70.6	570.3
Coirón Amargo Sur Oeste	30.9	20.8
Águila Mora	18	—
Charco del Palenque(3)	—	—
Aguada Federal	—	—
Bandurria Norte	—	—
Golfo San Jorge Basin
Sur Río Deseado Este	—	—
Noroeste Basin
Acambuco	—	—
Mexico
CS-01	45.21	6.55
A-10	—	356.72
TM-01	—	—

1)	Oil production is comprised of production of crude oil, condensate and natural gasoline.
2)	Natural gas production excludes natural gas consumption.
3)	Consolidates information of both Jarilla Quemada and Charco del Palenque.

As a result of the Conventional Assets Transaction, we transferred the operations of a portion of our assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—History and Development of the Company—Recent Developments—Transaction to increase focus on shale oil operations in Vaca Muerta.”

[…]

Production Results and Other Operating Data

The following table sets forth summary unaudited information about the oil and natural gas historical production volumes and other relevant operating and financial data of the assets we own in Argentina and Mexico. For the years ended December 31, 2022, 2021 and 2020, the historical production volumes and other relevant operating data included below was calculated at their respective working interest percentages as of such dates. As of December 31, 2022, our working interest percentages were as follows: 100% working interest in 25 de Mayo-Medanito, Jagüel de los Machos, Entre Lomas, Agua Amarga, Aguada Federal, Bandurria Norte, Bajada del Palo Oeste, Bajada del Palo Este and CS-01 concessions, 84.62% in Coirón Amargo Norte, 1.5% in Acambuco, and 90% in Águila Mora. Royalties payable to provinces have not been deducted from our net production amounts given that substantially all of our production is currently in Argentina and under Argentine law royalties constitute a production tax payable in cash (and do not give provinces a direct interest in such production to make lifting and sales arrangements independently). We account for royalties as cost of sales.

Office of Energy & Transportation

September 21, 2023

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
Net production volumes(1):
Oil (MMbbl)	14.6	11.1	6.7
— Argentina	14.4	11.0	6.7
— Mexico	0.2	0.1	0.0
Natural Gas (Bncf)	16.5	16.4	15.8
— Argentina	16.5	16.2	15.4
— Mexico	0.0	0.2	0.4
NGL (MMboe)	0.2	0.2	0.2
— Argentina	0.2	0.2	0.2
— Mexico	0.0	0.0	0.0
Total (MMboe)	17.7	14.2	9.7
— Argentina	17.5	14.1	9.6
— Mexico	0.2	0.1	0.1
Average daily net production (boe/d)	48,560	38,845	26,594
— Argentina	48,087	38,488	26,269
— Mexico	473	357	325
[...]

(1)

Measured based on our working interest. There was no production due to others during the applicable periods. Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

[…]

Notes to Consolidated Financial Statements as of December 31, 2022 and 2021, and for the Years Ended December 31, 2022, 2021 and 2020

Note 35. Supplementary Information on Oil and Gas Activities (Unaudited)

Estimated Crude Oil and Natural Gas Reserves, page F-91

6.

Please expand the tabular presentation of your proved developed and proved undeveloped reserves, by individual product type and by country, presented on pages F-92 through F-93 to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g., December 31, 2019. Refer to FASB ASC 932-235-50-4.

Response: We acknowledge the Staff’s comment, and in response, we will expand in future filings the tabular presentation of our proved developed and undeveloped reserves, by individual product type and by country, to additionally provide the net quantities as of the beginning of the initial period shown in the reserves reconciliation, as set forth below.

Office of Energy & Transportation

September 21, 2023

Proved reserves as of December 31, 2019

Argentina	Crude Oil(1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	30.2	108.0	19.2
Proved undeveloped	40.6	64.0	11.4
Total proved reserves	70.8	172.0	30.6

(1)	It refers to crude oil, condensate and LNG.

Mexico	Crude Oil(1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.1	0.7	0.2
Proved undeveloped	0.1	0.1	0.0
Total proved reserves	0.2	0.8	0.2

(1)	It refers to crude oil, condensate and LNG.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at pverapinto@vistaenergy.com or Emilio Minvielle at +1 212 225 2216 of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Pablo Manuel Vera Pinto
Pablo Manuel Vera Pinto
Chief Financial Officer
cc:	Emilio Minvielle, Esq.

Cleary Gottlieb Steen & Hamilton LLP